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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1*)
GateHouse Media, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
367348 10 9

(CUSIP Number)
East Peak Partners, L.P.
One Market, Spear St. Tower,
Suite 3780
San Francisco, CA 94105
(415) 675-3200
with a copy to:
Phillip Gordon
Perkins Coie LLP
131 S. Dearborn Street, Suite 1700
Chicago, IL 60603-5559

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 14, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 24013d-1(f) or 24013d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	367348 10 9	Page	2	of	12	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) East Peak Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

	8	SHARED VOTING POWER

5,625,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,625,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.72%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

SCHEDULE 13D

CUSIP No.	367348 10 9	Page	3	of	12	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JGE Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,625,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,629,500 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,629,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No.	367348 10 9	Page	4	of	12	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey G. Edwards

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,625,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,190 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

5,629,500 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,640,690

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer.
     The class of securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of GateHouse Media, Inc. (the “Issuer”), a Delaware corporation whose principal place of business and executive offices are located at 350 WillowBrook Office Park, Fairport, NY 14450.
Item 2. Identity and Background.
     (a) This statement is being filed by the following persons: East Peak Partners, L.P., a California limited partnership (“East Peak”), JGE Capital Management, LLC, a California limited liability company (“JGE Capital”), and Jeffrey G. Edwards (“Edwards”) (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”). The sole general partner of East Peak is JGE Capital. The President of JGE Capital is Mr. Edwards. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.
     (b) - (c)
     East Peak
     East Peak is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of East Peak, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JGE Capital, the sole general partner of East Peak, is set forth below.
     JGE Capital
     JGE Capital is a California limited liability company, the principal business of which is serving as the sole general partner of East Peak. The principal business address of JGE Capital, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. There are no directors of JGE Capital. The executive officers of JGE Capital are:

Name	Title	Principal Occupation
Jeffrey G. Edwards	President (sole controlling person)	Same

Cheryl M. Thompson	Chief Operating Officer	Same

Douglas K. Edwards	Chief Financial Officer	Same

Victoria J. Edwards	Treasurer	Homemaker
The business address for all officers of JGE Capital is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Edwards, the President and sole controlling person of JGE Capital, is set forth below.

     Edwards
     Mr. Edwards’ business address is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. His present principal occupation is serving as the President of JGE Capital. The principal business of JGE Capital is serving as the sole general partner of East Peak. The principal address of JGE Capital, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Mr. Edwards is the sole controlling person of JGE Capital, the sole general partner of East Peak.
     (d) and (e)
     None of the Reporting Persons nor any other person named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Issuer’s Common Stock (the “Shares”) are as follows:

Name	No. of Shares	Source of Funds	Amount of Funds
East Peak	5,625,000	Working Capital	$87,150,756.84

JGE Capital	4,500	Other	$86,025.00

Edwards	11,190	Personal Funds	$211,363.05
As used herein, the term “Working Capital” includes income from the business operations of the entity and funds committed to the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.
Item 4. Purpose of Transaction.
     This Amendment No. 1 to Schedule 13D incorporates by reference the information provided under Item 4 to Schedule 13D filed by the Reporting Persons on September 17, 2007.
Item 5. Interest in Securities of the Issuer.

     (a) Percentage interest calculations for each of the Reporting Persons are based on the Issuer having 57,871,766 shares of Common Stock outstanding as of November 9, 2007, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007.
     (b) East Peak. The aggregate number of Shares that East Peak owns beneficially pursuant to Rule 13d-3 of the Act, is 5,625,000 Shares, which constitutes approximately 9.72% of the outstanding shares of Common Stock. East Peak, JGE and Mr. Edwards share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.
     JGE Capital. Because of its position as the sole general partner of East Peak, JGE Capital may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the 5,625,000 Shares beneficially held by East Peak. In addition, JGE Capital manages certain individual accounts not associated with East Peak (the “Other Managed Accounts” as identified on Schedule I) holding an aggregate of 4,500 Shares. Therefore, JGE Capital may be deemed to be the beneficial owner of an aggregate of 5,629,500 Shares, which constitutes approximately 9.73% of the outstanding shares of Common Stock. East Peak, JGE and Mr. Edwards share the power to vote or to direct the vote and to dispose or to direct the disposition of the 5,625,000 Shares held by East Peak. JGE and Mr. Edwards share the power to dispose or to direct the disposition of the 4,500 Shares held in the Other Managed Accounts but do not have the power to vote or to direct the vote of such Shares.
     Edwards. Because of his position as the control person of JGE Capital, Mr. Edwards may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the 5,629,500 Shares beneficially owned by JGE Capital. In addition, Mr. Edwards manages certain accounts for members of his immediate family and other family members (the “Edwards Family Accounts” as identified on Schedule I) holding an aggregate of 11,190 Shares. Therefore, Mr. Edwards may be deemed to be the beneficial owner of an aggregate of 5,640,690 Shares, which constitutes approximately 9.75% of the outstanding shares of Common Stock. East Peak, JGE and Mr. Edwards share the power to vote or to direct the vote and to dispose or to direct the disposition of the 5,625,000 Shares held by East Peak. JGE and Mr. Edwards share the power to dispose or to direct the disposition of the 4,500 Shares held in the Other Managed Accounts but do not have the power to vote or to direct the vote of such Shares. Mr. Edwards has the power to dispose or to direct the disposition of the 11,190 Shares held in the Edwards Family Accounts but does not have the power to vote or to direct the vote of such Shares.
     (c) During the period beginning sixty (60) days prior to November 14, 2007 and ending on the date of this report, the Reporting Persons have purchased in open market transactions on the New York Stock Exchange shares of Common Stock as set forth in Schedule II attached hereto. Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to this Item 5 has effected any transaction in shares of the Common Stock during the period beginning sixty (60) days prior to November 14, 2007 and ending on the date hereof.
     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person except that the persons who have pecuniary interest in the Other Managed Accounts and the Edwards Family Accounts are entitled to receive dividends from, or the proceeds from the sale of, the shares held in such accounts.
     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.
Item 7. Material to be Filed as Exhibits.

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: November 16, 2007

EAST PEAK PARTNERS, L.P.
By:	JGE CAPITAL MANAGEMENT, LLC
Its: General Partner

By:	/s/ Douglas K. Edwards
Douglas K. Edwards, Chief Financial Officer

JGE CAPITAL MANAGEMENT, LLC
By:	/s/ Douglas K. Edwards
Douglas K. Edwards, Chief Financial Officer

/s/ Jeffrey G. Edwards
Jeffrey G. Edwards

SCHEDULE I TO SCHEDULE 13D FOR EAST PEAK PARTNERS, L.P.
Other Managed Accounts

Holder	Number of Shares
Charles Fred Paul, Trustee FBO Charles Fred Paul Trust	3,000
Eric Mitchell Shore, Trustee FBO Eric Mitchell Shore Trust	1,500
Edwards Family Accounts

Holder	Number of Shares
Annette Edwards	190
Edwards Non-Exempt Marital Trust	3,000
Judith Griffin Edwards Revocable Trust	5,000
Judith Griffin Edwards Rollover IRA	1,000
Jeffrey C. Edwards	1,000
Griffin Glynn Edwards	1,000

SCHEDULE II TO SCHEDULE 13D FOR EAST PEAK PARTNERS, L.P.

	Date of		Number		Price Per	Where/How
Reporting Person	Transaction	Type	of Shares	Total Cost	Share	Transaction Effected
East Peak Partners, L.P.	9/17/2007	Buy	50,000	$610,950.00	$12.2190	Open Market/Broker
East Peak Partners, L.P.	10/17/2007	Buy	275,000	$3,290,567.50	$11.9657	Open Market/Broker
East Peak Partners, L.P.	10/18/2007	Buy	150,000	$1,783,500.00	$11.8900	Open Market/Broker
East Peak Partners, L.P.	10/18/2007	Buy	150,000	$1,783,500.00	$11.8900	Open Market/Broker
East Peak Partners, L.P.	11/14/2007	Buy	650,000	$6,623,305.00	$10.1897	Open Market/Broker
Jeffrey G. Edwards *	11/7/2007	Buy	150	$1,593.05	$10.6203	Open Market/Broker

*	Purchased for the account of Annette Edwards.

EXHIBIT A
     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.
DATED: November 16 , 2007

EAST PEAK PARTNERS, L.P.
By:	JGE CAPITAL MANAGEMENT, LLC
Its: General Partner

By:	/s/ Douglas K. Edwards
Douglas K. Edwards, Chief Financial Officer

JGE CAPITAL MANAGEMENT, LLC
By:	/s/ Douglas K. Edwards
Douglas K. Edwards, Chief Financial Officer

/s/ Jeffrey G. Edwards
Jeffrey G. Edwards